UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          For the month of March, 2006

                                   SPIRENT plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                  RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                          Spirent plc (the "Company")

                           Annual Information Update

                                 27 March 2006



In accordance with Section 5.2 of the Prospectus Rules, the Company submits its Annual Information Update which refers to information that has been published or made available to the public in the 12 months up to and including 24 March 2006.



In accordance with the provisions of Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that some of the information referred to in this update was up to date at the time the information was published but may now be out of date. Information is referred to in this update rather than included in full.



1.Announcements listed below were published via a Regulatory Information Service


Date                      Headline

24-Mar-06                 Annual Report and Accounts
21-Mar-06                 Holding(s) in Company
17-Mar-06                 Holding(s) in Company
15-Mar-06                 Director/PDMR Shareholding (Sharesave Trust)
14-Mar-06                 Holding(s) in Company
09-Mar-06                 Additional Listing
08-Mar-06                 Director/PDMR Shareholding (Sharesave Trust)
01-Mar-06                 Director/PDMR Shareholding (Sharesave Trust)
28-Feb-06                 Holding(s) in Company
28-Feb-06                 Holding(s) in Company
23-Feb-06                 Final Results
20-Feb-06                 Holding(s) in Company
20-Feb-06                 Holding(s) in Company
15-Feb-06                 Completion of Disposal of Network Products Division
14-Feb-06                 Director/PDMR Shareholding (Sharesave Trust)
13-Feb-06                 Acquisition of QuadTex Systems, Inc
09-Feb-06                 Holding(s) in Company
01-Feb-06                 Director/PDMR Shareholding (Sharesave Trust)
26-Jan-06                 Notice of Results
24-Jan-06                 Result of EGM
23-Jan-06                 Acquisition of SwissQual Holding AG
20-Jan-06                 Holding(s) in Company
17-Jan-06                 Director/PDMR Shareholding (Sharesave Trust)
06-Jan-06                 Blocklisting Interim Review
29-Dec-05                 Director/PDMR Shareholding (Sharesave Trust)
20-Dec-05                 Director/PDMR Shareholding (Sharesave Trust)
19-Dec-05                 Holding(s) in Company
19-Dec-05                 Holding(s) in Company
16-Dec-05                 Doc re. (Proposed Disposal)
15-Dec-05                 Proposed Disposal of Network Products Division
12-Dec-05                 Holding(s) in Company
06-Dec-05                 Director/PDMR Shareholding (Sharesave Trust)
01-Dec-05                 Director/PDMR Shareholding (Sharesave Trust)
14-Nov-05                 Holding(s) in Company
02-Nov-05                 Holding(s) in Company
01-Nov-05                 Holding(s) in Company
29-Sep-05                 Holding(s) in Company
28-Sep-05                 Holding(s) in Company
27-Sep-05                 Holding(s) in Company
19-Sep-05                 Re: Network Products Division
12-Sep-05                 Holding(s) in Company
26-Aug-05                 Director/PDMR Shareholding (Eric Hutchinson)
26-Aug-05                 Director/PDMR Shareholding (Anders Gustafsson)
26-Aug-05                 Doc re. Interim Report 2005
11-Aug-05                 Interim Results
02-Aug-05                 Holding(s) in Company
15-Jul-05                 Doc re. Transition to IFRS
13-Jul-05                 Notice of Results
08-Jul-05                 Blocklisting Interim Review
29-Jun-05                 Restructuring of Division
28-Jun-05                 Holding(s) in Company
27-Jun-05                 Holding(s) in Company
22-Jun-05                 Holding(s) in Company
20-Jun-05                 Holding(s) in Company
20-Jun-05                 Holding(s) in Company
15-Jun-05                 Additional Listing
01-Jun-05                 Holding(s) in Company
11-May-05                 Director Shareholding (Eric Hutchinson)
06-May-05                 Holding(s) in Company
05-May-05                 Holding(s) in Company
04-May-05                 Result of AGM & EGM
03-May-05                 Holding(s) in Company
27-Apr-05                 Director Shareholding (Eric Hutchinson)
26-Apr-05                 Holding(s) in Company
26-Apr-05                 Holding(s) in Company
22-Apr-05                 Holding(s) in Company
22-Apr-05                 Holding(s) in Company
21-Apr-05                 Trading Statement
15-Apr-05                 Notice of EGM
11-Apr-05                 Holding(s) in Company
04-Apr-05                 Annual Report and Accounts
04-Apr-05                 Holding(s) in Company
31-Mar-05                 Holding(s) in Company
04-Mar-05                 Holding(s) in Company
28-Feb-05                 Holding(s) in Company
25-Feb-05                 Director Shareholding (John Weston)
25-Feb-05                 Director Shareholding (Anders Gustafsson)
24-Feb-05                 Final Results



Copies of the above announcements can be obtained from the London Stock Exchange website at www.londonstockexchange.com



2. Documents filed at Companies House



The Company has also made the following filings with the Registrar of Companies for England and Wales.


Date                         Type                   Description

24/03/2006                   88(2)R                 Allotment of Shares
23/03/2006                   88(2)R                 Allotment of Shares
20/03/2006                   88(2)R                 Allotment of Shares
16/03/2006                   88(2)R                 Allotment of Shares
16/03/2006                   88(2)R                 Allotment of Shares
16/03/2006                   88(2)R                 Allotment of Shares
16/03/2006                   88(2)R                 Allotment of Shares
10/03/2006                   88(2)R                 Allotment of Shares
10/03/2006                   88(2)R                 Allotment of Shares
08/03/2006                   88(2)R                 Allotment of Shares
08/03/2006                   88(2)R                 Allotment of Shares
08/03/2006                   88(2)R                 Allotment of Shares
03/03/2006                   88(2)R                 Allotment of Shares
01/03/2006                   88(2)R                 Allotment of Shares
20/02/2006                   88(2)R                 Allotment of Shares
14/02/2006                   88(2)R                 Allotment of Shares
08/02/2006                   88(2)R                 Allotment of Shares
08/02/2006                   88(2)R                 Allotment of Shares
24/01/2006                   88(2)R                 Allotment of Shares
19/01/2006                   88(2)R                 Allotment of Shares
17/01/2006                   88(2)R                 Allotment of Shares
10/01/2006                   88(2)R                 Allotment of Shares
09/01/2006                   88(2)R                 Allotment of Shares
03/01/2006                   88(2)R                 Allotment of Shares
28/12/2005                   88(2)R                 Allotment of Shares
14/12/2005                   88(2)R                 Allotment of Shares
12/12/2005                   88(2)R                 Allotment of Shares
05/12/2005                   88(2)R                 Allotment of Shares
05/12/2005                   88(2)R                 Allotment of Shares
02/12/2005                   88(2)R                 Allotment of Shares
11/11/2005                   88(2)R                 Allotment of Shares
08/11/2005                   88(2)R                 Allotment of Shares
02/11/2005                   88(2)R                 Allotment of Shares
02/11/2005                   88(2)R                 Allotment of Shares
01/11/2005                   88(2)R                 Allotment of Shares
24/10/2005                   88(2)R                 Allotment of Shares
24/10/2005                   88(2)R                 Allotment of Shares
24/10/2005                   88(2)R                 Allotment of Shares
14/10/2005                   88(2)R                 Allotment of Shares
13/10/2005                   88(2)R                 Allotment of Shares
13/10/2005                   88(2)R                 Allotment of Shares
11/10/2005                   88(2)R                 Allotment of Shares
11/10/2005                   88(2)R                 Allotment of Shares
11/10/2005                   88(2)R                 Allotment of Shares
11/10/2005                   88(2)R                 Allotment of Shares
11/10/2005                   88(2)R                 Allotment of Shares
11/10/2005                   88(2)R                 Allotment of Shares
11/10/2005                   88(2)R                 Allotment of Shares
11/10/2005                   88(2)R                 Allotment of Shares
11/10/2005                   88(2)R                 Allotment of Shares
11/10/2005                   88(2)R                 Allotment of Shares
19/09/2005                   88(2)R                 Allotment of Shares
08/09/2005                   88(2)R                 Allotment of Shares
08/09/2005                   88(2)R                 Allotment of Shares
05/09/2005                   88(2)R                 Allotment of Shares
02/09/2005                   88(2)R                 Allotment of Shares
02/09/2005                   88(2)R                 Allotment of Shares
31/08/2005                   88(2)R                 Allotment of Shares
31/08/2005                   88(2)R                 Allotment of Shares
31/08/2005                   88(2)R                 Allotment of Shares
31/08/2005                   88(2)R                 Allotment of Shares
31/08/2005                   88(2)R                 Allotment of Shares
31/08/2005                   88(2)R                 Allotment of Shares
12/08/2005                   88(2)R                 Allotment of Shares
12/08/2005                   88(2)R                 Allotment of Shares
28/07/2005                   88(2)R                 Allotment of Shares
28/07/2005                   88(2)R                 Allotment of Shares
28/07/2005                   88(2)R                 Allotment of Shares
15/07/2005                   88(2)R                 Allotment of Shares
12/07/2005                   88(2)R                 Allotment of Shares
12/07/2005                   88(2)R                 Allotment of Shares
09/07/2005                   88(2)R                 Allotment of Shares
09/07/2005                   88(2)R                 Allotment of Shares
06/07/2005                   88(2)R                 Allotment of Shares
04/07/2005                   363a                   Annual Return
28/06/2005                   88(2)R                 Allotment of Shares
23/06/2005                   88(2)R                 Allotment of Shares
18/06/2005                   88(2)R                 Allotment of Shares
16/06/2005                   88(2)R                 Allotment of Shares
16/06/2005                   88(2)R                 Allotment of Shares
03/06/2005                   88(2)R                 Allotment of Shares
24/05/2005                   88(2)R                 Allotment of Shares
20/05/2005                   288b                   Resignation of Director
17/05/2005                   88(2)R                 Allotment of Shares
17/05/2005                   AA                     Group Company Accounts
16/05/2005                   Resolution             Disapplication of pre-emption rights;
                                                    Authority to allot securities;
                                                    Permission to purchase own shares;
                                                    Adoption of new Articles of Association
10/05/2005                   88(2)R                 Allotment of Shares
29/04/2005                   88(2)R                 Allotment of Shares
27/04/2005                   88(2)R                 Allotment of Shares
20/04/2005                   88(2)R                 Allotment of Shares
14/04/2005                   88(2)R                 Allotment of Shares
14/04/2005                   88(2)R                 Allotment of Shares
14/04/2005                   88(2)R                 Allotment of Shares
14/04/2005                   88(2)R                 Allotment of Shares
14/04/2005                   88(2)R                 Allotment of Shares
14/04/2005                   88(2)R                 Allotment of Shares
14/04/2005                   88(2)R                 Allotment of Shares
14/04/2005                   88(2)R                 Allotment of Shares
06/04/2005                   88(2)R                 Allotment of Shares
05/04/2005                   88(2)R                 Allotment of Shares
05/04/2005                   88(2)R                 Allotment of Shares
22/03/2005                   88(2)R                 Allotment of Shares
22/03/2005                   88(2)R                 Allotment of Shares
18/03/2005                   88(2)R                 Allotment of Shares
15/03/2005                   88(2)R                 Allotment of Shares
15/03/2005                   88(2)R                 Allotment of Shares
14/03/2005                   88(2)R                 Allotment of Shares
11/03/2005                   88(2)R                 Allotment of Shares
11/03/2005                   88(2)R                 Allotment of Shares
11/03/2005                   88(2)R                 Allotment of Shares
11/03/2005                   88(2)R                 Allotment of Shares
08/03/2005                   88(2)R                 Allotment of Shares
28/02/2005                   88(2)R                 Allotment of Shares
28/02/2005                   88(2)R                 Allotment of Shares
24/02/2005                   88(2)R                 Allotment of Shares
22/02/2005                   88(2)R                 Allotment of Shares
21/02/2005                   88(2)R                 Allotment of Shares
11/02/2005                   88(2)R                 Allotment of Shares
09/02/2005                   88(2)R                 Allotment of Shares
02/02/2005                   88(2)R                 Allotment of Shares





Copies of these documents can be obtained from:


Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ
United Kingdom

Tel: +44 (0) 870 333 3636

Email: enquiries@companies-house.gov.uk

If you are a registered user, you can access these filings through Companies House Direct at www.direct.companieshouse.gov.uk



3. Documents despatched to members



The following documents have been despatched by the Company to holders of its securities during the period:



Notice of AGM 2005 dated 16 March 2005
Annual Report 2004
Notice of EGM dated 11 April 2005
Interim Report 2005
Circular relating to proposed disposal of HellermannTyton Division dated 15 December 2005
Notice of AGM 2006 dated 15 March 2006
Annual Report 2005


All the above documents can be found on the Company's website at www.spirent.com



Alternatively, copies of information released can be obtained through the Company Secretary at the Company's registered office:



Spirent House
Crawley Business Quarter
Fleming Way
Crawley
West Sussex
RH10 9QL
United Kingdom

Tel: +44 (0) 1293 767676



Michael Anscombe
Deputy Company Secretary
Spirent plc




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 27 March, 2006                       By   ____/s/ Luke Thomas____

                                                    (Signature)*